UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☐	Liquidation

☒	Abandonment of Registration
(Note: Abandonments of Registration answer only question 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Capitol Life Separate Account M

3.	Securities and Exchange Commission File No.: 811-2873

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application  ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1658 Cole Blvd., Suite 208
Golden, Colorado 80401

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Thomas C. Lauerman, Esq.
Jorden Burt LLP
1025 Thomas Jefferson Street, NW
Suite 400 East
Washington, DC 20007
Telephone (202) 965-8156

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Investment Company Act of 1940 (the "Act") [17 CFR 270.31a-1, .31a-2]:

The Capitol Life Insurance Company
1658 Cole Blvd., Suite 208
Golden, Colorado 80401
Telephone (303) 273-9303

MetLife Investors USA Life Insurance Company
4700 Westown Pkwy.
Suite 200 West
Des Moines, Iowa 50266
515-457-4000

Note:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☐	Management company;

☒	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end  ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Colorado

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: None

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: None

13.	If the fund is a unit investment trust ("UIT") provide:

(a)	Depositor's name(s) and address(es):

The Capitol Life Insurance Company
1658 Cole Blvd., Suite 208
Golden, Colorado 80401

(b)	Trustee's name(s) and address(es): None

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐Yes  ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-__________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes  ☐ No

If Yes, state the date on which the board vote took place: December 5, 2006

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐Yes   ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

As discussed below, the fund (Capitol Life Separate Account M) has ceased to be an investment company as a result of circumstances that did not require any shareholder or securityholder approval.

Capitol Life Separate Account M (“Account M”) is a separate account of The Capitol Life Insurance Company (“Capitol Life”). Account M’s sole purpose is to support certain variable annuity contracts (the “Account M Contracts”) that were issued by Capitol Life in 1981 or earlier. Beginning in 1981, the offering of Account M Contracts was terminated in 1981, and Capitol Life has not permitted any owners of Account M Contracts to make additional purchase payments since that time. Thus, no Account M Contracts have been issued and no additional investments in Account M have been made for 25 years.

Since 1981, therefore, the number of outstanding Account M Contracts has declined as a result of the following types of occurrences over the years: “surrenders” (i.e., full redemptions) by owners of their Account M Contracts; deaths of owners or annuitants under Account M Contracts, resulting in termination of the contracts or termination of the contracts’ participation in Account M; and election of fixed interest annuity options, also resulting in termination of contracts’ participation in Account M. Account M has no securityholders other than owners of Account M Contracts, and there are now only 95 beneficial owners of such contracts. For that reason, and because Account M is not making and currently does not propose to make a public offering of the Account M Contracts (or any other securities) within the meaning of Section 3(c)(1) of the Act, Account M is now excluded by that section from the definition of an investment company.

None of the foregoing circumstances has required shareholder or securityholder approval under the terms of the Account M Contracts or applicable law. Nor do the terms of the Account M Contracts or applicable law require shareholder or securityholder approval in order for Capitol Life to cause Account M no longer to be registered under the Act or to operate (as discussed in the response to question 25 below) while not so registered.

Promptly after receipt of the order requested by this application, Capitol Life will by mail deliver a written document to Account M’s securityholders that will include disclosure that the order has been issued; that, consequently, certain legal protections afforded to securityholders of an investment company registered under the Act no longer apply to such Account M securityholders; that, nevertheless, the terms and conditions of such securityholders’ Account M Contracts have not changed; and that Capitol Life continues to be responsible for satisfying all of the obligations to such securityholders under those contracts.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐Yes  ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐Yes  ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☐Yes  ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

☐Yes  ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

☐Yes  ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☐Yes  ☐ No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐Yes  ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐Yes  ☐ No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐Yes  ☐ No

21.	Does the fund have any outstanding debts (other than face amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐Yes  ☐ No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:

(ii)	Accounting expenses:

(iii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above):

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐Yes  ☐ No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐Yes  ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☒Yes  ☐ No

If Yes, describe the nature of the extent of those activities:

As noted in response to question 15(b), Account M is not making and does not presently propose to make a public offering of its securities. Account M intends to operate as a separate account not registered under the Act in reliance on Section 3(c)(1) of the Act until Account M has no securities remaining outstanding (i.e., until no Account M Contracts remain that are supported by Account M).

In this connection, owners of Account M Contracts have the option of having the value of their contracts allocated to shares of one or more of several open-end management investment companies (“Underlying Funds”) that are registered under the Act and whose shares are registered under the Securities Act of 1933. Deregistration of Account M will not affect such registration of the Underlying Funds or their shares. It has been Capitol Life’s practice to provide (or arrange for an administrator to provide) owners of Account M Contracts (on a continuing basis) with current prospectuses for the relevant Underlying Fund shares, with current annual and semi-annual reports to shareholders as to the relevant Underlying Funds shares, and with any shareholder voting (“proxy”) materials with respect to the relevant Underlying Fund shares. Capitol Life intends to continue to provide (or arrange for an administrator to provide) owners of Account M Contracts with all of these items, and to continue to afford such owners the opportunity to give instructions as to how any Underlying Fund shares attributable to their contracts should be voted and how the values in their contracts are allocated among the available Underlying Funds.

Capitol Life will remain responsible for performing all obligations to owners under the terms of their Account M Contracts. Account M does not intend to invest in any securities other than Underlying Fund shares, as discussed above. Moreover, Account M will at all times continue to be operated in the manner contemplated by Rule 0-1(e)(1) and (2) under the Act (notwithstanding that, when it is no longer registered under the Act, there will be no legal need for Account M to comply with Rule 0-1(e)(1) and (2)). Specifically, (1) Account M will continue to be an account established and maintained by a regulated insurance company under which income, gains and losses, whether or not realized, from assets allocated to Account M are, in accordance with the Account M Contracts, credited to or charged against Account M without regard other income, gains or losses of the insurance company, (2) Account M will, at the times when Capitol Life makes reserve adjustments, have a value at least equal to Capitol Life’s reserves and other liabilities with respect to Account M, and, at all other times, will have a value approximately equal to or in excess of such reserves and liabilities, and (3) that portion of Account M’s assets having a value equal to such reserves and contract liabilities will not be chargeable with liabilities arising out of any other business that Capitol Life may conduct.

Capitol Life will continue to be responsible for maintaining records of the values under each owner’s Account M Contract, providing periodic and transaction (as appropriate) statements to Account M Contract owners, and all other administrative functions in connection with Account M. As in the past, Capitol Life may retain an administrator to provide such services, but Capitol Life will remain ultimately responsible therefor.

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Capitol Life Separate Account M, (ii) he is the President of The Capitol Life Insurance Company, which is the depositor of Capitol Life Separate Account M, and (iii) all actions by shareholders, securityholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form
N-8F application are true to the best of his knowledge, information and belief.

/s/ Daniel C. Carpenter Daniel C. Carpenter

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